# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lamb Weston Holdings, Inc., CIK 0001679273
CUSIP: 513272104
Title of class of securities: Common Stock, $1.00 par value
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Date of event which requires filing of this statement: 12/16/2024
Amends the filing with accession number 0001104659-24-109740
Filed by CIK 0000929607
Persons authorized to receive notices and communications: Michael Mayberry, General Coun, Continental Grain Company, 767 Fifth Avenue, New York, New York (NY), 10153, 212-207-2898

## Reporting persons
- CONTINENTAL GRAIN CO (CIK 0000929607): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 557,000; shared voting power 0; sole dispositive power 557,000; shared dispositive power 0; aggregate amount beneficially owned 557,000 (0.39% of the class)
  Comment: Box 13 - The percentages used herein are calculated based on 142,597,776 shares of common stock, $1.00 par value per share (the 'Shares') outstanding as of September 25, 2024, as disclosed in the Issuer's quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on October 2, 2024 (the 'Quarterly Report').
- FRIBOURG PAUL J (CIK 0001070938): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 557,000; shared voting power 0; sole dispositive power 557,000; shared dispositive power 0; aggregate amount beneficially owned 557,000 (0.39% of the class)
  Comment: Box 11 - Does not include 15 Shares over which Mr. Fribourg does not have direct or indirect beneficial ownership. Such shares are held in a trust for members of Mr. Fribourg's family in which Mr. Fribourg is one of three voting trustees.
  
  Box 13 - The percentages used herein are calculated based on 142,597,776 Shares outstanding as of September 25, 2024, as disclosed in the Quarterly Report.
- Gendason Ari David (CIK 0001679114): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 450; shared voting power 0; sole dispositive power 450; shared dispositive power 0; aggregate amount beneficially owned 450 (0% of the class)
  Comment: Box 11 - Ari D. Gendason is the Chief Investment Officer ('CIO') of Continental Grain Company. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 557,000 Shares beneficially owned by Continental Grain Company. However, as the CIO of Continental Grain Company, there may be certain unforeseen circumstances affecting Continental Grain Company that could result in Mr. Gendason potentially influencing the sale and voting of the 557,000 Shares owned by Continental Grain Company. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 557,000 Shares beneficially owned by Continental Grain Company.
  
  Box 13 - The percentages used herein are calculated based on 142,597,776 Shares outstanding as of September 25, 2024, as disclosed in the Quarterly Report.
  
  Represents less than 0.01 percent.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $1.00 par value
Name of issuer: Lamb Weston Holdings, Inc.
Address of issuer's principal executive offices: 599 S. RIVERSHORE LANE, EAGLE, Idaho (ID), 83616
Comment: The following constitutes Amendment No. 1 ('Amendment No. 1') to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the 'SEC') on October 18, 2024, (the 'Schedule 13D'). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented to add the following paragraphs:

Between November 11, 2024 and December 10, 2024, CGC purchased 211,900 Shares on the open market at an average price of $76.60 per Share, for a total of approximately $40,594,294.15, net of brokers fees and commissions. The funds for the purchase of such Shares were derived from the general working capital of CGC.

Between November 21, 2024 and November 22, 2024, Mr. Gendason purchased 200 Shares on the open market at an average price of $75.69 per Share, for a total of approximately $15,237.00, net of brokers fees and commissions. The funds for the purchase of such Shares were derived from the personal funds of Mr. Gendason.

No part of the purchase price for the Shares beneficially owned by CGC or Mr. Gendason was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraph:

On December 16, 2024, JANA issued a public letter to the Board (the 'December 16, 2024 Letter'), which is attached hereto as Exhibit 99.3 and incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated as follows:

The percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon 142,597,776 Shares outstanding as of September 25, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended August 25, 2024 filed with the SEC on October 2, 2024 (the 'Quarterly Report').

As of the close of business on the date hereof, CGC may be deemed to beneficially own 557,000 Shares, representing approximately 0.39% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Fribourg may be deemed to beneficially own 557,000 Shares, representing approximately 0.39% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Gendason may be deemed to beneficially own 450 Shares, representing less than 0.01% of the Shares outstanding.

In addition, as discussed in Item 6 of the Schedule 13D, the Reporting Persons, JANA and the Jana Individuals (as defined by Item 6 of the Schedule 13D) may be deemed to constitute a group for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'). In the aggregate, such group would beneficially own 7,846,295 Shares, representing approximately 5.5% of the outstanding Shares (calculated on the basis of 142,597,776 Shares outstanding as of September 25, 2024 as disclosed in the Quarterly Report).

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons or the executive officers and directors of CGC are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own The Reporting Persons further expressly disclaim any beneficial ownership of Shares beneficially owned by JANA and its affiliates and such Shares are not the subject of this Schedule 13D.

The executive officers and directors of CGC identified in this Schedule 13D disclaim beneficial ownership over all of the Shares reported as owned by the Reporting Persons, except to the extent of their pecuniary interest therein, if any.
Number of shares as to which each person has sole or shared power to vote or dispose: CGC has sole voting and dispositive power over 557,000 Shares. Mr. Fribourg has sole voting and dispositive power over 557,000 Shares. This amount does not include 15 Shares over which Mr. Fribourg does not have direct or indirect beneficial ownership. Such Shares are held in a trust for members of Mr. Fribourg's family in which Mr. Fribourg is one of three voting trustees. Mr. Gendason has sole voting and dispositive power over 450 Shares. Mr. Gendason is the Chief Investment Officer ('CIO') of CGC. In his capacity as CIO, Mr. Gendason possesses neither shared nor sole voting or dispositional control over the 557,000 Shares beneficially owned by CGC. However, as the CIO of CGC, there may be certain unforeseen circumstances affecting CGC that could result in Mr. Gendason potentially influencing the sale and voting of the 557,000 Shares owned by CGC. The Reporting Persons do not believe the occurrence of any such unforeseen circumstance to be probable. Mr. Gendason expressly disclaims any beneficial ownership of the 557,000 Shares beneficially owned by CGC.
Transactions in the class effected during the past sixty days: Mr. Fribourg has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares by CGC and Mr. Gendason during the past sixty (60) days are as set forth on Exhibit 99.A. All such transactions were effected in the open market through a broker.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby supplemented to add the following exhibit:

99.A - Transactions in Company Securities During the Past Sixty (60) Days.
99.3 - December 16, 2024 Letter, dated December 16, 2024.

## Signatures
- CONTINENTAL GRAIN CO: /s/ Frank W. Baier, Frank W. Baier, Chief Financial & Administrative Officer (12/18/2024)
- FRIBOURG PAUL J: /s/ Paul J. Fribourg, Paul J. Fribourg (12/18/2024)
- Gendason Ari David: /s/ Ari D. Gendason, Ari D. Gendason (12/18/2024)